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SECURITIES ⦀⦀⦀⦀ 04002355 ⦀⦀⦀⦀ SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC FILE NUMBER
8 - 51033

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   <u>JANUARY 1, 2003</u>   AND ENDING   <u>DECEMBER 31, 2003</u>
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

     ASTORIA CAPITAL MARKETS, INC.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

     30-08 36TH STREET
                                (No. And Street)

LONG ISLAND CITY,	NY	11103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

     JOHN SUTTON   (718) 728-0339
                                                                     (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

     FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
                           (Name - if individual state last, first, middle name)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED

MAR 08 2004

**THOMSON
FINANCIAL**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, _____ JOHN SUTTON _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ ASTORIA CAPITAL MARKETS, INC. _____ , as of

_____ DECEMBER 31, 2002 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

> MICHAEL A. PAGANO
> NOTARY PUBLIC, State of New York
> No. 41-4874858 Qual. in Queens Co
> Cert Filed in Queens County
> Commission Expires November 19, 2004

_____ 1/27/04
Notary Public

_____
Signature

_____
PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

*__*For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*



ASTORIA CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3111
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Astoria Capital Markets, Inc.:

We have audited the accompanying statement of financial condition of Astoria Capital Markets, Inc. (the "Company") as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Astoria Capital Markets, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the Unites States of America.

New York, New York
January 27, 2004

ASTORIA CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

A S S E T S

Cash and cash equivalents	$ 269,612
Due from brokers	182,022
Prepaid expenses	5,549
Other assets	3,300
TOTAL ASSETS	**$ 460,483**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Accrued expenses	$ 5,006
TOTAL LIABILITIES	**5,006**

SHAREHOLDER'S EQUITY:

Common stock, par value $1.00 per share, 2,000 shares authorized, 2,000 shares issued and outstanding	2,000
Additional paid-in capital	44,000
Retained earnings	409,477
TOTAL SHAREHOLDER'S EQUITY	**455,477**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$ 460,483**

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Astoria Capital Markets, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company operates an electronic order management system to facilitate order management of exchange listed and over-the-counter securities for two broker-dealers and their customers.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counterparty with which it conducts business.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2003, there were no customer accounts with debit balances that presented any material risk of loss.

The Company considers all highly liquid instruments purchased with a maturity of three months or less when purchased to be cash equivalents.

NOTE 2 - INCOME TAXES

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code and similar provisions of New York State. Accordingly, no provision for federal and state corporate income taxes is required. The shareholder of the Company is liable for the taxes on his share of the Company's income or loss.

The Company is subject to the New York State Franchise and New York City General Corporation taxes that, at a minimum, impose the tax based on capital. The Company has established a provision for such taxes.

NOTE 3 -   NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC which requires the maintenance of minimum net capital, as defined and that aggregate indebtedness, as defined, does not exceed fifteen times net capital. At December 31, 2003, the Company had net capital of $321,104 that exceeded their requirements by $316,104

NOTE 4 -   RELATED PARTY TRANSACTIONS

The Company reimburses Sutton Consulting Group, Inc. for its share of telephone usage and other sundry services. The Company subleases its office space from the same related party, subject to the related party's master lease. The Company pays $480 per month in rent to the related party.